Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

           Attention Business Editors:
           Mountain Province Diamonds Provides Gahcho Kue Project Update

           Shares Issued and Outstanding: 59,455,493
           TSX: MPV
           AMEX: MDM

           TORONTO and NEW YORK, June 1 /CNW/ - Mountain Province Diamonds Inc.
(TSX: MPV, AMEX: MDM) (the "Company) today announced that the Gahcho Kue JV has approved an $8 million budget in support of the 2007 5034 North bulk sampling program.
           Under this program a land-based large diameter (5.75 inches) core drilling program at the 5034 North Lobe will be undertaken during the summer of 2007. This program will be used to extract approximately 100 carats to confirm micro to macro relationships being used to evaluate the 5034 North
Lobe. Current indications are that five large diameter core holes over
1,500 meters should be sufficient to recover the approximate 60 tonnes required for recovery of the 100 carat sample. In addition, geochemical analysis and thin section work will be completed on the five holes drilled into the East Lobe during the 2007 winter core drill program. This analysis will be used to confirm continuity between the two lobes. Confirmation of the kimberlite continuity will allow the extrapolation of diamond revenue data from the 5034 East Lobe to the North Lobe. The results of the above work will be used with existing data to raise the resource confidence of the 5034 North
Lobe from Inferred to Indicated.
           Mountain Province also announced that the Gahcho Kue project operator,
De Beers Canada ("De Beers") has been advised by the Mackenzie Valley
Environmental Impact Review Board (MVEIRB) of the start-up process of the
Environmental Impact Review (EIR) of the Gahcho Kue project. On May 2, 2007, the MVEIRB announced that the following persons had been appointed to the
Review Panel for the Gahcho Kue EIR: Gabrielle Mackenzie-Scott (Chairperson),
John Stevenson, Nora Doig, Richard Edjericon, John Ondrack, Darryl Bohnet and
Lesley Allen. The MVERB has advised of the following start-up steps:

           <<
           -   The final terms of reference of the Review Panel are expected to be issued during summer;
           -   The Review Panel work plan is expected to be issued shortly afterwards; and
           -   The Environmental Impact Study (EIS) terms of reference process will then commence.
           >>

           The Gahcho Kue project is the first diamond project in Canada's Northwest
Territories to be referred to an Environmental Impact Review. As the terms of reference and work plan of the Review Panel are finalised clarity is expected on the likely impact of the EIR on the project development.

           Located in Canada's Northwest Territories, Gahcho Kue is the largest new diamond mine under development globally. The project consists of a cluster of three primary kimberlites with an indicated resource of approximately
14.4 million tonnes grading at 1.64 carats per tonne (approximately
23.6 million carats) and an inferred resource of approximately 17 million tonnes grading at 1.35 carats per tonne (approximately 22.9 million carats).
Gahcho Kue is currently in the permitting and advanced exploration stage of development. At full production the Gahcho Kue diamond mine is expected to produce approximately 3 million carats a year over 15 years.
           Mountain Province Diamonds (49 percent) is a joint venture partner with
De Beers Canada Inc (51 percent) in the Gahcho Kue project. De Beers is the operator of the project and can be called on to fund the project through to commercial production. If called on to fund a definitive feasibility study
De Beers has the right to increase its interest to 55 percent upon the completion of a feasibility study. If called on to fully fund the mine's construction De Beers will have the right to increase its interest to
60 percent following the commencement of commercial production.

           Qualified Person

           This news release has been prepared under the supervision of Carl G.
Verley, P.Geo., who serves as the qualified person under National Instrument
43-101.

           Forward-Looking Statements

           This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation
Reform Act of 1995, regarding the Company's business or financial condition.
Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.
           %SEDAR: 00005311E          %CIK: 0001004530

           /For further information: Mountain Province Diamonds Inc., Patrick Evans,
President and CEO, Tel: (416) 670-5114/
           (MPV. MDM)

CO:  Mountain Province Diamonds Inc.

CNW 09:41e 01-JUN-07